Exhibit 7.07

Execution Version

Zhonghuan Singapore Investment and Development Pte. Ltd.

c/o Tianjin Zhonghuan Semiconductor Co., Ltd

No. 12 East Haitai Road, Huayuan Industrial Park,

Hi-tech Industrial Zone, Tianjin, PR China

Attention: JIANG Yuan (Head of Investment Dept.);

ZHAN Huimei (Head of Finance Dept.)

Email: jiangyuan@tjsemi.com; zhanhuimei@tjsemi.com

August 26, 2020

To:    Maxeon Solar Technologies, Ltd.

  8 Marina Boulevard #05-02

  Marina Bay Financial Centre

  018981, Singapore

  Attn: General Counsel

Re: Share Issuance and Forward Transaction

Dear Sir / Madam:

The purpose of this letter agreement (this “Confirmation”) is to set forth certain terms and conditions of the transaction entered into between Zhonghuan Singapore Investment and Development Pte. Ltd.(“TZS”) and Maxeon Solar Technologies, Ltd. (“Maxeon”) on the Trade Date specified below (the “Transaction”). This Confirmation shall constitute a “Confirmation” as referred to in the ISDA Master Agreement specified below. This Confirmation shall replace any previous agreements and serve as the final documentation for the Transaction.

The definitions and provisions contained in the 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions” and together with the Swap Definitions, the “Definitions”) in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Confirmation.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.

1.

This Confirmation evidences a complete binding agreement between Maxeon and TZS as to the terms of the Transaction to which this Confirmation relates. This Confirmation (notwithstanding anything to the contrary herein) shall be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Master Agreement”) as if TZS and Maxeon had executed an agreement in such form (but without any Schedule except for (1) the election of the laws of the State of New York as the governing law (including Sections 5-1401 and 5-1402 of the General Obligations Law), (2) the election of US Dollars (“USD”) as the Termination Currency, and (3) the election that the “Cross Default” provisions of Section 5(a)(vi) of the Master Agreement shall apply to TZS with a “Threshold Amount” of three percent of the shareholders’ equity of TZS as of the Trade Date, (b) the term “Specified Indebtedness” shall have the meaning specified in Section 14 of the Master Agreement and (c) the following language shall be added to the end thereof: “Notwithstanding the foregoing, a default under subsection (2) hereof shall not constitute an Event of Default if (x) the default was caused solely by error or omission of an administrative or operational nature; (y) funds were available to enable the party to make the payment when due; and (z) the payment is made within two Business Days of such party’s receipt of written notice of its failure to pay.”). In the event of any inconsistency between the provisions of the Master Agreement, this Confirmation, the Swap Definitions, and the Equity Definitions, the following will prevail for purposes of the Transaction in the order of precedence indicated: (i) this Confirmation, (ii) the Equity Definitions, (iii) the Swap Definitions and (iv) the Master Agreement.

2.

The Transaction constitutes a Share Forward for purposes of the Equity Definitions. Set forth below are the general terms and conditions related to the particular Transaction which shall govern the Transaction.

General Terms.

Trade Date:	August 26, 2020

Effective Date:	The date that Shares are issued by Maxeon to the Underwriters pursuant to the underwriting agreement (the “Underwriting Agreement”) between Maxeon and BofA Securities, Inc. and other underwriter(s) party thereto (the “Underwriters”), to be dated on or around the Exchange Business Day immediately prior to the first day of the “note valuation period” (as defined in the Offering Memorandum dated July 9, 2020 (the “Offering Memorandum”) relating to the 6.50% Convertible Senior Notes due 2025 issued by Maxeon pursuant to an Indenture dated July 17, 2020 between Maxeon and Deutsche Bank Trust Company Americas, as trustee (the “Convertible Notes”), subject to cancellation of the Transaction as provided in Section 7(c) “Early Unwind” below.

Shares:	The ordinary shares of Maxeon (Exchange Symbol: “MAXN”).

Number of Shares:	Initially, a number of Shares which, when added to the total number of outstanding Shares on the Effective Date (after giving effect to the number of Shares issued by Maxeon pursuant to the Underwriting Agreement and any Shares issued under the Total Forward Transaction defined below), results in TZS having a total Share ownership equal to the Ownership Percentage of all outstanding Shares, as reduced thereafter by the number of Shares delivered by TZS pursuant to a Forward Share Settlement, and as increased thereafter in connection with the issuance of any Shares under the Total Forward Transaction)

Ownership Percentage	29.5408%, which is equal to the percentage beneficial ownership interest of TZS in Shares of Maxeon (not counting Shares issuable upon conversion of the Convertible Notes) as of the Trade Date.

Issuance Price upon the Initial Settlement Date::	USD0.00.

Forward Price upon a Forward Settlement Date::	USD0.00.

Prepayment	Not Applicable

Exchange:	The NASDAQ Global Select Market.

Related Exchange(s):	All Exchanges; provided that Section 1.26 of the Equity Definitions shall be amended to add the word “United States” before the word “exchange” in the tenth line of such section.

Calculation Agent:

Maxeon, subject to the following:

The Calculation Agent is Maxeon, whose judgments, determinations and calculations as Calculation Agent shall be made in good faith and in a commercially reasonable manner. Following any determination or calculation by the Calculation Agent hereunder, upon a written request by TZS, the Calculation Agent shall promptly (but in any event within five Scheduled Trading Days) provide to TZS by email to the email address provided by TZS in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination or calculation (including any assumptions used in making such determination or calculation), it being understood that the Calculation Agent shall not be obligated to disclose any proprietary or confidential data or information or any proprietary or confidential models used by it for such determination or calculation.

Initial Settlement Terms:

Initial Settlement Date:	The date that Shares are issued to the Underwriters under the Underwriting Agreement

Subsequent Settlement Date:	The date that Shares are issued Total under the Total Forward Agreement

Physical Settlement:	In lieu of Section 9.2(a) of the Equity Definitions, on the Initial Settlement Date, Maxeon shall deliver the Number of Shares to TZS. On the Subsequent Settlement Date, Maxeon shall deliver additional Shares to TZS in order to maintain the Ownership Percentage.

Forward Settlement Terms

Share Recipient:	As notified by Maxeon to TZS, Maxeon and/or a Designated Third Party.

Designated Third Party:	To be provided by Maxeon, including any third party trustee appointed by Maxeon to hold the Shares for the purpose of Maxeon’s employee share scheme. For the avoidance of doubt, such third party shall not hold the Shares for the benefit of the Maxeon.

Maxeon Shareholder Purchase Approval:	The number of Shares that may be delivered to Maxeon hereunder, in the aggregate with number of Shares to be delivered to Maxeon in connection with (a) the prepaid forward share purchase transaction dated July 17, 2020 entered into between Merrill Lynch International and Maxeon (the “Prepaid Forward Transaction”), (b) the physical delivery share forward transaction dated July 17, 2020 entered into between Merrill Lynch International and Maxeon (the “Physical Delivery Share Forward Transaction”) and (c) any physical share issuance and forward, transaction entered into between Maxeon and Total Solar INTL SAS or an affiliate (the “Total Forward Transaction”)., may not exceed 20% of the total number of ordinary Shares in the capital of Maxeon ascertained as at the date of a special resolution by the shareholders of Maxeon (a “Shareholder Purchase Approval”) authorizing such acquisition of Shares by Maxeon in accordance with the terms of this Transaction pursuant to s.76D of the Companies Act, Chapter 50 of Singapore (as amended, supplemented and re-enacted from time to time, the “Companies Act”). Within five Business Days following the receipt of a Shareholder Purchase Approval relating to a Forward Settlement Date, Maxeon will notify TZS as to the maximum number of Shares that it may acquire from TZS pursuant to such Shareholder Purchase Approval (it being understood that Maxeon may allocate the number of Shares covered by such approval to the acquisition of Shares under the Prepaid Forward Transaction, the Physical Delivery Share Forward Transaction and the Total Forward Transaction prior to any allocation to the acquisition of Shares hereunder). TZS shall, and shall procure that its associated persons shall, abstain from voting on any Shareholder Purchase Approvals sought at any general meeting of Maxeon in accordance with s.76D of the Companies Act, insofar as such Shareholder Purchase Approvals relate to deliveries of Shares to Maxeon pursuant to this Transaction.

Physical Settlement:	In lieu of Section 9.2(a)(i) of the Equity Definitions, TZS will deliver to Maxeon or another Share Recipient , Shares (up to the Number of Shares) on each Forward Settlement Date.

Valuation Date:	July 15, 2025.

Forward Settlement Dates:

Each date that TZS is required or elects to deliver Shares to Maxeon or another Share Recipient, which shall be:

1. To the extent any Shares remain after previous deliveries by TZS hereunder, the date that is one Settlement Cycle following the Valuation Dates.

2. Upon an Optional Forward Settlement Date; and

3. Upon a Mandatory Forward Settlement Date.

Optional Forward Settlement Dates:	No more than once per 12 month period beginning on the Effective Date, upon at least 180 days’ prior notice, TZS may elect to designate a Forward Settlement Date for up to the remaining Number of Shares.

Mandatory Forward Settlement Dates:	On the date that Shares are delivered to Maxeon by or on behalf of the counterparties under any of the Prepaid Forward Transaction, the Physical Delivery Share Forward Transaction or the Total Forward Transaction, then TZS will deliver such number of Shares to a Share Recipient designated by Maxeon, so as to maintain its Ownership Percentage.

On the date that Shares held by TZS (after giving effect to the Initial Settlement Date) are no longer beneficially owned by TZS (other than pursuant to Forward Settlement Dates hereunder, “Sold Shares”), TZS will deliver to a Share Recipient designated by Maxeon, such number of Shares such that, upon settlement, the adjusted Ownership Percentage reflects an ownership percentage of TZS as if such Sold Shares had been disposed of immediately prior to the Trade Date.

Market Disruption Event:

The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended (A) by deleting the words “at any time during the one hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out

Valuation Time, as the case may be” and inserting the words “at any time on any Valuation Date” after the word “material,” in the third line thereof, and (B) by replacing the words “or (iii) an Early Closure.”

therein with “(iii) an Early Closure, or (iv) an Other Transaction Disruption.”

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Other Transaction Disruption:	Any “Market Disruption Event” that occurs under the Prepaid Forward Transaction, the Physical Delivery Share Forward Transaction or the Total Forward Transaction .

Dividends:

Dividend Payment:	TZS will pay to Maxeon the Dividend Amount on the second Currency Business Day immediately following the Dividend Payment Date.

Dividend Amount:	(a) 100% of the per Share amount of any cash dividend declared by Maxeon to holders of record of a Share on any record date occurring during the period from, and including, the Effective Date to, but excluding, the Final Settlement Date (net of any applicable deductions by reason of taxes), multiplied by (b) the Number of Shares on such record date (after giving effect to any reduction on such record date, if such record date is the Final Settlement Date).

Dividend Payment Date:	Each date on which the relevant Dividend Amount is paid by Maxeon to shareholders of record.

Share Adjustments:

Method of Adjustment:

Calculation Agent Adjustment; provided that the parties agree that (x) open market Share repurchases at prevailing market price and (y) Share repurchases through a dealer pursuant to accelerated share repurchases, forward contracts or similar transactions (including, without limitation, any discount to average VWAP prices) that are entered into at prevailing market prices and in accordance with customary market terms for transactions of such type to repurchase the Shares shall not be considered Potential Adjustment Events; provided, further, that, the entry into any such accelerated share repurchase transaction, forward contract or similar transaction described in the immediately preceding proviso shall constitute a Potential Adjustment Event to the extent that, after giving effect to such transaction, the aggregate number of Shares repurchased during the term of the Transaction pursuant to all such transactions described in the immediately preceding proviso would exceed 20% of the number of Shares outstanding as of the Effective Date, as determined by Calculation Agent; provided further that Section 11.2(e)(vii) of the definition of Potential Adjustment Event is hereby amended by adding the term “corporate” after the word “other” and before the word “event” in such section.

For the avoidance of doubt, the payment of any cash dividend or distribution on the Shares shall not constitute a Potential Adjustment Event but instead be governed by the provisions set forth under the heading “Dividends” above.

If a Share Adjustment occurs under any of the Prepaid Forward Transaction, the Physical Delivery Share Forward Transaction or the Total Forward Transaction, the Calculation Agent shall make a corresponding adjustment hereunder so as to maintain TZS’ Ownership Percentage.

Extraordinary Events:

New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, the text in clause (i) shall be deleted in its entirety and replaced with “publicly quoted, traded or listed on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors)”.

Consequences of Merger Events:

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Calculation Agent Adjustment or Cancellation and Payment, at the commercially reasonable election of Maxeon

Share-for-Combined:	Calculation Agent Adjustment or Cancellation and Payment, at the commercially reasonable election of Maxeon

Consequences of Tender Offers:

Tender Offer

Applicable; provided that the definition of “Tender Offer” in Section

12.1 of the Equity Definitions will be amended by replacing the phrase “greater than 10% and less than 100% of the outstanding voting shares of the Issuer” in the third and fourth line thereof with “greater than 20% and less than 100% of the outstanding Shares of the Issuer”.

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Calculation Agent Adjustment

Share-for-Combined:	Calculation Agent Adjustment

Calculation Agent Adjustment:	If, with respect to a Merger Event or a Tender Offer, the consideration for the Shares includes (or, at the option of a holder of Shares, may include) shares of an entity or person that is not a corporation or is not organized under the laws of Singapore or the United States, any State thereof or the District of Columbia, then Cancellation and Payment may apply at Maxeon’s sole election.

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:

Cancellation and Payment; provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the

Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market

or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors), such exchange or quotation system shall thereafter be deemed to be the Exchange. For purposes of this Confirmation (x) the phrase “will be cancelled” in the first line of Section 12.6(c)(ii) of the Equity Definitions shall be replaced with the phrase “may be cancelled by Maxeon in its commercially reasonable discretion” and (y) the words “if so cancelled” shall be inserted immediately following the word “and” in the second line of Section 12.6(c)(ii) of the Equity Definitions.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “, or public announcement of, the formal or informal interpretation” and (ii) replacing the parenthetical beginning after the word “regulation” in the second line thereof the words “(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption, effectiveness or promulgation of new regulations authorized or mandated by existing statute)”.

Failure to Deliver:	Applicable

Hedging Disruption:	Not Applicable

Increased Cost of Hedging:	Not Applicable

Loss of Stock Borrow:	Not Applicable

Increased Cost of Stock Borrow:	Not Applicable

Additional Disruption Event under Other Transaction	The occurrence of an “Additional Disruption Event” under the Prepaid Forward Transaction, the Physical Delivery Share Forward Transaction or the Total Forward Transaction

Determining Party:

For all Extraordinary Events, Maxeon, in each case subject to the following:

The Determining Party is Maxeon, whose judgments, determinations and calculations as Determining Party shall be made in good faith and in a commercially reasonable manner. Following any determination or calculation by the Determining Party hereunder, upon a written request by TZS, the Determining Party shall promptly (but in any event within five Scheduled Trading Days) provide to TZS by email to the email address provided by TZS in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination or calculation (including any assumptions used in making such determination or calculation), it being understood that the Determining Party shall not be obligated to disclose any proprietary or confidential data or information or any proprietary or confidential models used by it for such determination or calculation.

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Not Applicable

Additional Acknowledgements:	Applicable

3.	Account Details:

(a)	Account for payments to Maxeon: To be provided by Maxeon.

Account for delivery of Shares to Maxeon:

To be provided by Maxeon.

(b)     Account for payments to TZS: To be provided by TZS

Account for delivery of Shares to TZS:

To be provided by TZS.

4.	Offices:

The Office of Maxeon for the Transaction is: Inapplicable, Maxeon is not a Multibranch Party.

The Office of TZS for the Transaction is .

5.	Notices: For purposes of this Confirmation:

(a)	Address for notices or communications to Maxeon:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

Attn: General Counsel

(b)	Address for notices or communications to TZS:

Zhonghuan Singapore Investment and Development Pte. Ltd

c/o Tianjin Zhonghuan Semiconductor Co., Ltd

No. 12 East Haitai Road, Huayuan Industrial Park,

Hi-tech Industrial Zone, Tianjin, PR China

Attention: JIANG Yuan (Head of Investment Dept.); ZHAN Huimei (Head of Finance Dept.)

Email: jiangyuan@tjsemi.com; zhanhuimei@tjsemi.com:

6.	Representations, Warranties and Agreements.

a. In addition to the representations set forth in the Master Agreement, TZS represents and warrants to, and agrees with Maxeon that:

(i) It is not entering into the Transaction on behalf of or for the account of any other person or entity, and will not transfer or assign its obligations under the Transaction or any portion of such obligations to any other person or entity except in compliance with applicable laws and the terms of the Transaction, including Section 7 of the Master Agreement; (ii) it understands that the Transaction is subject to complex risks which may arise without warning and may at times be volatile, and that losses may occur quickly and in unanticipated magnitude; (iii) it is authorized to enter into the Transaction and such action does not violate any laws of its jurisdiction of incorporation, organization or residence (including, but not limited to, any applicable position or exercise limits set by any self-regulatory organization, either acting alone or in concert with others) or the terms of any agreement to which it is a party; (iv) it has consulted with its legal advisor(s) and has reached its own conclusions about the Transaction, and any legal, regulatory, tax, accounting or economic consequences arising from the Transaction; (v) it has concluded that the Transaction is suitable in light of its own investment objectives, financial condition and expertise; and (vi) neither Maxeon nor any of its affiliates has advised it with respect to any legal, regulatory, tax, accounting or economic consequences arising from the Transaction, and neither Maxeon nor any of its affiliates is acting as agent, or advisor for Maxeon in connection with the Transaction.

(ii) It (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including this Transaction and the Shares; (B) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (C) has total assets of at least USD50 million.

(iii) It (a) understands that both the Transaction and the offer and initial settlement of the Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) pursuant to the exemption from registration afforded under Section 4(a)(2) of the Securities Act; (b) acknowledges that it is acquiring the Shares solely for investment with no intention to distribute any of the Shares; (c) will not sell, transfer, or otherwise dispose of any of the Shares except in compliance with this Agreement and the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (d) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act) and (e) (1) has reviewed the information that it considers necessary or appropriate to make an informed investment decision with respect to the Shares and this Transaction, (2) has had an opportunity to discuss with the Maxeon and its representatives the intended business and financial affairs of Maxeon and to obtain information necessary to verify the information furnished to it or to which it had access and (3) can bear the economic risk of (i) an investment in the Shares indefinitely and (ii) a total loss in respect of such investment.

b. In addition to the representations set forth in the Master Agreement, Maxeon represents and warrants to, and agrees with, TZS, on the Trade Date, that:

(i) It is not entering into the Transaction on behalf of or for the account of any other person or entity, and will not transfer or assign its obligations under the Transaction or any portion of such obligations to any other person or entity except in compliance with applicable laws and the terms of the Transaction, including Section 7 of the Master Agreement; (ii) it understands that the Transaction is subject to complex risks which may arise without warning and may at times be volatile, and that losses may occur quickly and in unanticipated magnitude; (iii) it is authorized to enter into the Transaction and such action does not violate any laws of its jurisdiction of incorporation, organization or residence (including, but not limited to, any applicable position or exercise limits set by any self-regulatory organization, either acting alone or in concert with others) or the terms of any agreement to which it is a party; (iv) it has consulted with its legal advisor(s) and has reached its own conclusions about the Transaction, and any legal, regulatory, tax, accounting or economic consequences arising from the Transaction; (v) it has concluded that the Transaction is suitable in light of its own investment objectives, financial condition and expertise; and (vi) neither TZS nor any of its affiliates has advised it with respect to any legal, regulatory, tax, accounting or economic consequences arising from the Transaction, and neither TZS nor any of its affiliates is acting as agent, or advisor for Maxeon in connection with the Transaction.

(ii) It (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; and (B)has total assets of at least $50 million.

(iii) The reports and other documents filed by Maxeon with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) when considered as a whole (with the more recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading. Maxeon is not in possession of any material nonpublic information regarding the business, operations or prospects of Maxeon or the Shares.

(iv) Maxeon is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of the Exchange Act.

(v) The Transaction was approved by the board of directors of Maxeon, and Maxeon is entering into the Transaction solely for the purposes stated in such board resolution. There is no internal policy of Maxeon, whether written or oral, that would prohibit Maxeon from entering into any aspect of the Transaction, including, but not limited to, the receipt of Shares pursuant hereto.

(vi) Subject to the Maxeon Shareholder Purchase Approvals for Physical Settlement of this Transaction contemplated to be obtained, Maxeon has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of the Transaction and issue the Number of Shares to TZS; such execution, delivery and performance have been duly authorized by all necessary corporate action on Maxeon’s part; and this Confirmation has been duly and validly executed and delivered by Maxeon and constitutes its valid and binding obligation, enforceable against Maxeon in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto.

(vii) On and immediately after the Effective Date (A) the assets of Maxeon at their fair valuation exceed the liabilities of Maxeon, including contingent liabilities, (B) the capital of Maxeon is adequate to conduct the business of Maxeon, (C) Maxeon has the ability to pay its debts and obligations as such debts mature and does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts mature, and (D) Maxeon is not, and will not be, “insolvent” (as such term is defined under Section 101(32) of the U.S. Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”)).

(viii) Neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Maxeon hereunder will conflict with or result in a breach of (i) the constitution (or any equivalent documents) of Maxeon other than the requirement to obtain the Maxeon Shareholder Purchase Approval relating to Physical Settlement of this Transaction, or (ii) any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or (iii) any agreement or instrument to which Maxeon or any of its subsidiaries is a party or by which

Maxeon or any of its subsidiaries is bound or to which Maxeon or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have a material adverse effect on the ability of Maxeon to meet its obligations under the Transaction.

(ix) No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Maxeon of this Confirmation, except such as have been obtained or made and such as may be required under the Securities Act, or state securities laws.

(x) Maxeon shall provide to TZS, by the fifth Business Day prior to any Forward Settlement Date, (A) a settlement instruction with details of any Designated Third Party to whom any Shares are to be delivered on the Forward Settlement Date, (B) the number of Shares to be delivered and (C) evidence that such Designated Third Party has been duly authorized by Maxeon to take such delivery.

c. Each of Maxeon and TZS represents and warrants to the other that it is an “eligible contract participant” (as such term is defined in Section 1a(18) of the Commodity Exchange Act, as amended, other than a person that is an eligible contract participant under Section 1a(18)(C) of the Commodity Exchange Act).

7.	Other Provisions.

(a) Security Interest. As security for its obligations hereunder (including its obligation to deliver Shares to Maxeon, on the Final Settlement Date), TZS grants to Maxeon a first priority security interest in the Shares, agrees not create or suffer any adverse claim on such Shares and authorizes Maxeon to make such filings or take such other actions as deemed advisable in order to perfect such security interest.

(b) Early Unwind. In the event (i) the “distribution date for the Maxeon spin-off” (as described in the Offering Memorandum) does not occur on or before the “Maxeon spin-off deadline date” (as defined in the Offering Memorandum) or (ii) the sale of the “Underwritten Securities” (as defined in the Underwriting Agreement) is not consummated with the Underwriters for any reason pursuant to the terms and conditions of the Underwriting Agreement (the date of such occurrence, the “Early Unwind Date”), this Transaction shall automatically terminate (the “Early Unwind”) on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of TZS and Maxeon under the Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date. Each of TZS and Maxeon represents and acknowledges to the other that upon an Early Unwind, all obligations with respect to the Transaction shall be deemed fully and finally discharged. .

(c) Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events. If (a) an Early Termination Date (whether as a result of an Event of Default or a Termination Event) occurs or is designated with respect to the Transaction or (b) the Transaction is cancelled or terminated upon the occurrence of an Extraordinary Event, and if TZS would owe any amount to Maxeon pursuant to Section 6(d)(ii) of the Master Agreement or any Cancellation Amount pursuant to Article 12 of the Equity Definitions (any such amount, a “Payment Obligation”), then TZS shall satisfy the Payment Obligation by the Share Termination Alternative (as defined below).

Share Termination Alternative:

Subject to the Maxeon Shareholder Purchase Approvals for Physical Settlement of this Transaction being obtained and in force, if applicable, TZS shall deliver to Maxeon (or, the Designated Third Party if the Maxeon Shareholder Purchaser Approval with respect to Physical Settlement is not in force) the Share Termination Delivery Property on, or within a commercially reasonable period of time after,the date when the relevant Payment Obligation would otherwise be due pursuant to Section 12.7 or 12.9 of the Equity Definitions or Section 6(d)(ii) and 6(e) of the Master Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of such Payment Obligation in the manner reasonably requested by Maxeon free of payment.

Share Termination Delivery Property:	A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation, divided by the Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price:	The value to TZS of property contained in one Share Termination Delivery Unit, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to TZS at the time of notification of the Payment Obligation. For the avoidance of doubt, the parties agree that in determining the Share Termination Delivery Unit Price the Calculation Agent may consider the purchase price paid in connection with the purchase of Share Termination Delivery Property.

Share Termination Delivery Unit:	One Share or, if the Shares have changed into cash or any other property or the right to receive cash or any other property as the result of a Nationalization, Insolvency or Merger Event (any such cash or other property, the “Exchange Property”), a unit consisting of the type and amount of such Exchange Property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Nationalization, Insolvency or Merger Event, as determined by the Calculation Agent.

Failure to Deliver:	Applicable

Other applicable provisions:	If Share Termination Alternative is applicable, the provisions of Sections 9.8, 9.9 and 9.11 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-settled” shall be read as references to “Share Termination Settled” and all references to “Shares” shall be read as references to “Share Termination Delivery Units”. “Share Termination Settled” in relation to the Transaction means that the Share Termination Alternative is applicable to the Transaction.

(d) Securities Contract, Swap Agreement. The parties hereto intend for (i) the Transaction to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default, Early Termination Event, Extraordinary Event or Additional Disruption Event under this Confirmation with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(e) No Collateral, Netting or Setoff. Notwithstanding any provision of the Master Agreement, or any other agreement between the parties, to the contrary, no collateral is transferred in connection with the Transaction. Obligations under the Transaction shall not be netted, recouped or set off (including pursuant to Section 6 of the Master Agreement) against any other obligations of the parties, whether arising under the Master Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and no other obligations of the parties shall be netted, recouped or set off (including pursuant to Section 6 of the Master Agreement) against obligations under the Transaction, whether arising under the Master Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and each party hereby waives any such right of setoff, netting or recoupment.

(f) Status of Claims in Bankruptcy. TZS acknowledges and agrees that this Confirmation is not intended to convey to TZS rights against Maxeon with respect to the Transaction that are senior to the claims of ordinary shareholders of Maxeon in any U.S. bankruptcy proceedings of Maxeon; provided that nothing herein shall limit or shall be deemed to limit TZS’s right to pursue remedies in the event of a breach by Maxeon of its obligations and agreements with respect to the Transaction; provided, further, that nothing herein shall limit or shall be deemed to limit TZS’s rights in respect of any transactions other than the Transaction.

(g) Governing Law. This Confirmation will be governed by, and construed in accordance with, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the General Obligations Law).

(h) Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(i) Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Maxeon and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Maxeon relating to such tax treatment and tax structure.

(j) Further Assurance. Each party shall, and shall use its best endeavours to, procure that any necessary third party shall, from time to time execute such documents and do all such acts and things as the other party mayreasonably require to give effect to the transactions contemplated herein and to comply with the requirements under s. 76D of the Companies Act (including without limitation the entry into any confirmations of and/or supplementals to this Confirmation).

(k) Wall Street Transparency and Accountability Act. In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under the WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the Master Agreement, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the Master Agreement (including, but not limited to, rights arising from Change in Law, or Illegality (as defined in the Master Agreement)).

(l) Notice. Each party shall, upon obtaining knowledge of the occurrence of any event that would, with the giving of notice, the passage of time or the satisfaction of any condition, constitute an Event of Default in respect of which it would be the Defaulting Party, a Termination Event in respect of which it would be an Affected Party, a Potential Adjustment Event or an Extraordinary Event (including without limitation an Additional Disruption Event), notify the other party within one Scheduled Trading Day of the occurrence of obtaining such knowledge.

(m) Shares to be Delivered. Without otherwise limiting TZS’s rights under any other provision of the Agreement, TZS covenants that any Shares to be delivered by TZS to Maxeon pursuant to this Confirmation will be held by TZS during the term of this Transaction or purchased by TZS or its affiliates (i) from the open market, (ii) from a person or entity that received such Shares upon conversion of Convertible Notes or (iii) from a person or entity that, at the time such person or entity is identified by TZS for such purchase, already holds such Shares, and that represents to TZS that it did not receive such Shares as a result of the “Maxeon spin-off” (as defined in the Offering Memorandum).

[Signatures to follow on separate page]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to TZS.

Yours sincerely,

ZHONGHUAN SINGAPORE INVESTMENT AND DEVELOPMENT PTE. LTD.

By:	/s/ QIN Shilong
	Name:	QIN Shilong
	Title:	Director

[Signature page]

Confirmed as of the date first above written:

MAXEON SOLAR TECHNOLOGIES LTD.

By:	/s/ Jeffrey W. Waters
	Name:	Jeffrey W. Waters
	Title:	Chief Executive Officer

[Signature page]